Exhibit 4.15

Equipment Purchase Agreement

This Agreement is made as of February 3, 2004 by and between FMC Corporation, FMC BioPolymer, 1735 Market Street, Philadelphia, PA 19103 USA (“FMC”) and BioProgress PLC, Hostmoor Avenue, March, Cambridgeshire, PE15 0AX, United Kingdom (“BioProgress”).

WHEREAS, FMC BioProgress and BioProgress Technology International Inc (“BioProgress T.I. Inc”) have entered into an alliance whereby FMC has received an exclusive license of BioProgress T.I. Inc’s NRobe™ System intellectual property as more specifically described in the Master License Agreement executed as of this same date between the parties and capitalized terms not defined in this Agreement shall bear the meanings set out in the Master Licence Agreement;

WHEREAS, BioProgress shall manufacture, or have manufactured, Equipment for the production of the NRobe™ dosage form as more specifically described in Annex A (the “NRobe™ Equipment” or the “Equipment”);

WHEREAS, FMC desires to enter into a long-term commitment to purchase NRobe™ Equipment exclusively from BioProgress and BioProgress is willing to supply FMC with NRobe™ Equipment.

WHEREAS, FMC, BioProgress T.I. Inc and BioProgress have entered into a Framework Agreement executed on this same date that establishes general terms and conditions governing their relationship;

NOW, THEREFORE, BioProgress agrees to sell and FMC agrees to purchase the NRobe™ Equipment subject to the following terms and conditions:

Article One - The NRobe™ Dosage Form Machine; Specifications

1.1 The NRobe™ Equipment to be delivered to FMC shall meet the broad specifications set forth in Annex A. The parties acknowledge that although a lab scale model of the Equipment has been produced, the specifications for the Equipment that will eventually be purchased under this Agreement and commercialized by FMC have not been finalized but will be developed by mutual agreement according to the process set forth in Annex B. Accordingly, FMC acknowledges that it will be jointly responsible for the final agreed Specifications (the “Specifications”) and that it has undertaken its own due diligence with respect to whether Equipment made fully in accordance with the Specifications is fit for any particular purpose. The warranty given by BioProgress pursuant hereto shall, accordingly, be limited to compliance with the Specifications and freedom from defects in materials or workmanship.

1.2 FMC acknowledges that BioProgress intends to have a third party specialty manufacturer (the “Contract Manufacturer”) produce the Equipment under its supervision. Any such arrangements are the responsibility of BioProgress, provided however that: (i) FMC will have the right to consult and visit any Contract Manufacturer involved in fabrication of any element of the Equipment; (ii) any such Contract Manufacturer will be fully apprised of FMC’s exclusive rights to the NRobe™ System intellectual property, shall expressly disclaim and waive any claim to such intellectual property currently existing and\or developed by BioProgress, BioProgress T.I. Inc or FMC in the future, and shall assign such intellectual property to BioProgress T.I. Inc (for licensing to FMC pursuant to the Master License Agreement); (iii) to the extent that any improvements in such intellectual property are developed by such Contract Manufacturer, BioProgress shall procure that the Contract Manufacturer shall grant to BioProgress T.I. Inc a fully paid royalty free irrevocable licence to use such improvements (for licensing to FMC); where such improvements are not severable from the NRobe™ System intellectual property, such licence shall be exclusive in the field of the NRobe™ System; (iv) any contract with any such third party Contract Manufacturer shall contain provisions consistent with the preceding items (i), (ii) and (iii); and (v) FMC shall have the right to approve any Contract Manufacturer selected by BioProgress hereunder (provided, however, that approval is hereby granted to the appointment of Harro Höfliger Verpackungsmaschinen GmbH) (“HH”) as the initial Contract Manufacturer subject to the agreement of appropriate terms). So soon as is practicable following the date of signature hereof, and, in any event within ten (10) days, FMC and BioProgress will jointly commence negotiating in good faith the terms of a supply agreement with HH which contains such provisions and is otherwise to the extent possible consistent with the terms of this Agreement; provided that it is expressly agreed that if the terms finally agreed with HH as to liability (which shall include, without limitation, the terms of the obligation to insure which will be reviewed in the light of industry practice), delivery, and pricing factors are not consistent with those in this Agreement, the Parties will amend the terms of this Agreement so that they reflect the terms finally agreed with HH in such supply agreement. For purposes of this Agreement it is understood and agreed that BioProgress may delegate its design, production, shipment, and installation roles to a Contract Manufacturer.

1.3 Any Contract Manufacturer to be utilized by BioProgress (other than HH which FMC acknowledges complies with the criteria) must meet the following criteria:

i)	the Contract Manufacturer must have a demonstrable and successful record of manufacturing equipment for producing solid dosage forms;

ii)	the Contract Manufacturer must be in compliance with all applicable cGMP standards and other regulations applicable to production of pharmaceutical (or vitamin, as applicable) dosage forms;

iii)	the Contract Manufacturer must have demonstrable technical capabilities that will assure it can meet its specific design, production, and\or installation role.

1.4 FMC reserves the right to, on reasonable notice, change the Specifications of the Equipment to meet specific customer needs subject to the Change Control Procedure set out in Article 1.5. If the Specifications change requires a design change, the design review procedures set forth in Article Two shall also be triggered.

1.5 If FMC requires a change in the Specifications of the Equipment, FMC shall notify BioProgress in writing specifying in as much detail as practicable the nature of the such change or improvement. Upon receipt of such notification, the following procedures shall come into effect:

(i)	BioProgress shall liaise with the Contract Manufacturer to consider the impact upon the design or production of the Equipment of the change or improvement proposed, the requirement for any additional development work tooling and/or equipment, the effect upon existing production schedules, the manner of defraying the additional development or capital costs (which shall be for the account of FMC) and the potential effect upon the price of the Equipment concerned and shall, as soon as practicable, and in any event within thirty (30) days, prepare and deliver to FMC a report specifying in reasonable detail the additional costs likely to be incurred and/or any investment required and giving a preliminary estimate on the effects on the price of the Equipment (including, if so requested, amortization of additional investment costs over any quantity of the Equipment for which FMC is prepared to place firm and binding orders), its estimate of the effect of such change or improvement on production of existing orders and, if applicable,why it considers that its ability to provide Equipment pursuant to this Agreement may be adversely affected.

(ii)	BioProgress shall discuss any proposed change or improvement with FMC which may withdraw its proposal or make such changes as it deems expedient to its proposal in the light of BioProgress’s comments and BioProgress shall then prepare a firm estimate of the effect on the price of the Equipment.

(iii)	Within fourteen (14) days of receipt of such firm estimate, FMC shall either:

(a)	accept the proposal in which case the parties shall sign a memorandum recording the change to the Specifications the resulting change to the price of the Equipment and any additional development or tooling costs payable; or

(b)	withdraw its request.

(iv)	No change to the Specifications shall be implemented without the agreement of both parties recorded in accordance with sub-clause 1.5(iii)(a) above.

1.6	BioProgress or the Contract Manufacturer may also propose improvements in the Equipment which shall be dealt with in accordance with clause 1.5 above.

1.7	The parties recognize that modifications to the Specifications may be required by law or regulation, particularly those relating to the safety of the Equipment or any products produced thereby. Such modifications shall be addressed in accordance with clause 1.5 above.

Article Two - Design Reviews

2.1 Consistent with the Design Cooperation Protocol set forth in Annex B, BioProgress shall periodically review the final design of the NRobe™ Equipment with FMC as such designs are being developed so that FMC may verify BioProgress’ progress and compliance with the Specifications. Prior to the release of the final design BioProgress and FMC shall conduct a final design review. It is understood that all designs, layout and detail drawings, etc., necessary for FMC’s verification and review will be made available at these times. Upon request, BioProgress’ engineers and managers will be available to FMC for consultation regarding the design. If BioProgress delegates any design work to a Contract Manufacturer, FMC will have the same design review rights stated above with respect to the work of the Contract Manufacturer.

2.2 During the period BioProgress is manufacturing or having manufactured the Equipment, FMC shall have the right to visit the manufacturing plant (by prior written notice during normal working hours) as may be necessary to allow FMC to review progress and verify that the Equipment is being manufactured according to the Specifications provided that FMC shall use all reasonable efforts not to disrupt production at the Contract Manufacturer’s plant and shall undertake to comply with such security and safety requirements as BioProgress or the relevant Contract Manufacturer shall reasonably require. BioProgress will provide periodic reports to FMC describing the progress being made by BioProgress in the major production steps as outlined in the production schedule set forth in Annex C.

Article Three - Acceptance\Performance Testing

3.1 Prior to shipment of any Equipment hereunder BioProgress shall conduct a preshipment trial pursuant to the procedure set forth in Annex D. The purpose of this trial shall be primarily to determine that the Equipment is compliant with the Specifications. With each machine delivered hereunder, BioProgress shall deliver a written certificate certifying that the specific machine has passed this preshipment trial and fully meets the Specifications. FMC shall have the option to observe any such preshipment trial. It is understood that all defects in materials and workmanship which may be identified as a result of this trial will be corrected by BioProgress or the Contract Manufacturer prior to shipment of the Equipment unless specifically directed to the contrary by FMC.

3.2 Unless otherwise specifically agreed, the Contract Manufacturer who has produced a specific unit of Equipment shall assist with the installation of such Equipment. For the avoidance of doubt, BioProgress shall include the cost of such installation in its invoices for the Equipment but shall show the same as a separate item over and above the price of the unit of Equipment. FMC shall be responsible, at its own cost or the cost of its customer, for ensuring that all footings and preparatory works required for the Equipment and made known to FMC by BioProgress are satisfactorily completed prior to the commencement of such installation and that all power and other services are laid on in accordance with the requirements to be included in the Specifications. FMC shall be responsible for the cost of all consumables used as part of any commissioning and testing process.

3.3 Upon completion of installation of each NRobe™ Equipment machine, BioProgess shall notify FMC’s representative that the subject Equipment is installed and ready for site acceptance testing. FMC or its designee shall promptly commence the site acceptance test procedure set out in Annex D.

3.4 FMC shall certify to BioProgress (in writing, upon request) its acceptance of each NRobe™ Equipment machine installed once the NRobe™ Equipment machinehas demonstrated during the site acceptance procedure its performance to be in accordance with the Specifications.

3.5 In the event that FMC reasonably believes that the acceptance procedure identifies areas of nonconformance with the Specifications, FMC shall itemize those areas in which the NRobe™ Equipment has failed to perform acceptably in accordance with the Specifications. BioProgress shall acknowledge said list and, save in the case of any bona fide dispute, in which case the provisions of Clause 3.6 shall apply, shall inform FMC, in writing, as to how and when the nonconformance shall be corrected. BioProgress agrees that such corrections shall be carried out with all reasonable despatch . FMC shall have the right to withhold payment of any outstanding funds due on such specific machine until such time as it has fully complied with Specifications. Upon completion of the corrections by BioProgress, BioProgress shall notify FMC of same and the acceptance procedures shall again be commenced in their entirety, should FMC elect to do so. Where FMC does not elect to repeat the acceptance procedures or to refer any dispute as to compliance pursuant to Clause 3.6 within fourteen (14) days of such notification, the specific machine shall be deemed accepted and any sums withheld in respect thereof shall become due and payable.

3.6 In the event that the parties are unable to agree whether or not the Equipment has performed acceptably in accordance with the Specifications under the acceptance procedure or whether any Equipment has any defect in workmanship or materials, the matter may be referred at the instance of either party to such person as may be appointed by agreement between the parties or, in default of agreement, nominated on the application of either party by the President for the time being of the Institute of Mechanical Engineers in London (the “Expert”). Such person shall act as an expert and not as an arbitrator and shall be entitled to appoint such technical expert or experts as he considers necessary to assist him in determining the matter referred to him. The decision of the Expert (which shall be given by him in writing stating his reasons) shall, in the absence of manifest error, be final and binding on the parties. Each party shall provide the Expert with such information as he may reasonably require for the purposes of his determination. If either party claims any such information to be confidential to it, then provided that in the opinion of the Expert, that party has properly claimed the same as confidential, the Expert shall not disclose the same to the other party or to any third party. The costs of the Expert (including the costs of any technical expert appointed by him) shall be borne in such proportions as the Expert may determine to be fair and reasonable in all the circumstances or, if no such determination is made by the Expert, by the parties in equal proportions.

Article Four - Term

4.1 The term of this Agreement shall commence on the date it has been executed by both parties and save as otherwise provided for by the Change of Control procedures set forth in the Framework Agreement or where terminated earlier in accordance with Clauses 4.2 below, continue until the expiry or earlier termination of the Master Licence Agreement.

4.2 i). If as a result of a breach by a Contract Manufacturer of their agreement with BioProgress, such agreement is terminated during the Initial Period, BioProgress shall, in accordance with Clause 1.2 appoint a replacement Contract Manufacturer. For the avoidance of doubt, other than as a consequence of a Change of Control or termination of the Master Licence, FMC shall not be entitled to terminate this Agreement in the Initial Period.

ii). If, during any full calendar year after such Initial Period greater than twenty per cent (20%) of the Equipment ordered for an agreed delivery date within such year (a) fails to be delivered within 5 weeks following such agreed delivery date, or (b) fails to be accepted pursuant to Article 3, or (c) is in breach of the clause 11.2 below and BioProgress cannot replace, repair or make good such defects or defaults in accordance with clause 11.3 below, FMC may terminate this Agreement on sixty (60) days written notice. Following termination of this Agreement pursuant to this sub-clause (ii), FMC shall pay to BioProgress a sum of seven and a half percent (7.5%) of the total cost (including costs of delivery, installation and commissioning) to FMC or its Affiliates of any Equipment purchased by it from the date of termination of this Agreement until 31 December 2023, payable within thirty (30) days of the date of initial delivery to FMC or its Affiliates of each such Equipment.

iii). For the purposes of this Article 4, “Initial Period” means the period from the date of this Agreement to the earlier to happen of (a) the sixth anniversary of this Agreement and (b) the expiration of the first three year period set out in Clause 2.9 of the Master License Agreement.

Article Five - Equipment Orders

5.1 FMC undertakes that, during the term of this Agreement, it will purchase NRobe™ Equipment only from BioProgress. FMC shall provide to BioProgress no later than September 15 in each year a non-binding written rolling forecast of anticipated orders for the next three (3) calendar years broken down to show orders anticipated for delivery in each calendar quarter. The first such written forecast shall be due on September 15, 2004.

5.2 Orders during the first year of this Agreement’s term shall be provided consistent with Annex C. Following that period FMC shall give binding orders to BioProgress on a quarterly basis, with orders for delivery in each calendar quarter to be provided in writing no later than one hundred and eighty (180) days prior to the start of the respective calendar quarter. Orders shall state the desired delivery period. Such orders shall be binding on BioProgress when accepted, provided that orders will be deemed accepted unless BioProgress refuses to accept the same in writing within fourteen (14) days of receipt thereof. If BioProgress is unable to supply the quantity of Equipment specified in the delivery period specified, BioProgress may offer FMC an alternative delivery date. If such alternative delivery date is acceptable to FMC, FMC shall confirm the same in writing and there shall be a binding contract for the purchase of the Equipment on the terms of the order amended as to the delivery date. FMC shall not be in breach of any obligation to purchase minimum quantities of Equipment in accordance with Article 2.9 of the Master License Agreement if and to the extent that such failure is solely by reason of the refusal by BioProgress to accept bona fide orders for delivery in any quarter which are not materially in excess of the quantities forecast for such quarter unless FMC shall have refused to accept extended delivery dates offered for such by BioProgress which are still within the relevant delivery period laid down in Article 2.9 of the Master License Agreement.

5.3 It is acknowledged that the business structure whereby FMC makes the Equipment available for use or ownership by customers shall be solely determined by FMC but FMC shall not thereby increase or purport to increase the liability of BioProgress to FMC or any third party beyond that set out in this Agreement. Without limiting the generality of the foregoing any warranty offered by FMC to any customer in excess of that pursuant to Article 11 hereof shall be at the sole expense of FMC.

5.4 FMC shall specify with each order placed the location where each item of NRobe™ Equipment is to be installed to permit any necessary customization to comply with local conditions and regulatory requirements

Article Six - Purchase Price

6.1 BioProgress shall be responsible for the delivery of all Equipment purchased hereunder on an Ex Works basis (Incoterms 2000) at the premises of the Contract Manufacturer (suitably packed for safe transit) and for installation and commissioning such Equipment at the site where the Equipment is to be installed and shall invoice each such element of the price separately. However, FMC shall be responsible for the costs of shipment of the Equipment from the premises of the Contract Manufacturer to the site where the Equipment is to be installed and for insuring the Equipment from the time of delivery Ex Works.

6.2 The price to be paid by FMC to BioProgress shall be

a) a fixed price of USD ** in respect of the initial laboratory scale and one tenth scale machine (laboratory scale USD **, one tenth scale USD ** ) and USD ** in respect of the first full scale machine ordered hereunder ( inclusive of installation and commissioning but not shipment in accordance with Article 6.1) provided that FMC does not require any significant change to the initial broad specifications set out in Annex A in its form as at the date of signature of this Agreement. It is agreed and acknowledged that otherwise any production or development costs above the fixed price for such machines shall be borne by BioProgress.

b) thereafter, determined pursuant to the formula set forth in Annex E, provided however, that it is intended broadly that the price shall provide a reasonable net return to BioProgress in its sale to FMC Equipment It is agreed that a reasonable net return for this purpose shall be no less than ** percent ( ** ) of the total cost to BioProgress of the Equipment, including its Ex Works delivery, installation and commissioning.

6.3 Unless otherwise mutually agreed in writing, payment for each order shall be in the following stage payments:

a) In the case of the first one tenth scale machine and the first full scale machine ordered hereunder, the stage payment shall be as set out in Annex C

b) In the case of the second to the fifth full scale machines ordered inclusive

** percent ( ** ) deposit with order to be paid within fifteen (15) days of the order.

** percent ( ** ) upon receipt of the preshipment test certificate, to be paid within fifteen (15) days of such receipt.

** percent ( ** ) upon installation and acceptance of the subject machine to be paid within fifteen (15) days of acceptance.

c) Thereafter

One third deposit with order to be paid within fifteen (15) days of the order

One third upon receipt of the preshipment test certificate, to be paid within 15 days of such receipt

One third upon installation and acceptance of the subject machine to be paid within fifteen (15) days of acceptance

PROVIDED that in each case, where FMC shall not have arranged for shipment to take place and/or installation of the Equipment to commence within ten (10) weeks of the date on which BioProgress has informed FMC that the Equipment is ready for delivery, then the balance of the price (less any element thereof identified as in respect of installation and commissioning) shall immediately become due and payable and, in addition, FMC shall be liable to pay to BioProgress, by way of supplement to the price for each piece of Equipment, $ ** per week ( or the actual, reasonable cost of storage incurred, if higher) for each additional week beyond such ten (10) week period up to a maximum of $ ** .

Unless otherwise mutually agreed, payments hereunder shall be made in Euros by wire transfer

6.4 If FMC should fail to pay any amounts specified under this Agreement by the due date thereof, the amount owed shall bear interest from the due date until paid at four percent (4%) over the prime interest rate of the European Central Bank from the due date until paid, as reported on the due date in the Financial Times. Except where there is a bona fide dispute, BioProgress shall further be entitled to suspend delivery of Equipment until the outstanding amount, together with any interest due thereon, has been received in full from FMC. Where any amount is subject to bona fide dispute, FMC shall be entitled to withhold the sums in dispute only pending resolution of the dispute but, in the event that it is found or agreed that such sums were properly payable, interest shall be due thereon (or upon such amount as was properly payable) from the original due date until the date of payment. All sums shall otherwise be payable in full without deduction or set off

6.5 BioProgress acknowledges the prior receipt of US$** from FMC in 2002 and agrees that the sum shall be applied as payment ($ ** ) for the laboratory scale machine already produced by BioProgress and as deposit payment ($ ** ) for the one-tenth scale machine being produced by BioProgress (total purchase price $ ** ), as further detailed in Annex C.

Article Seven - Spare Parts and Service

7.1 FMC may at its sole discretion choose to enter into a contract directly with any Contract Manufacturer utilized by BioProgress, to provide spare parts for the NRobe™ Equipment and\or to provide technical support and service for the NRobe™ Equipment after it is installed including repair service, provided however, that if repairs are for a failure of the Equipment covered by the warranty set forth in Article 11, then, whether or not FMC has entered into such a contract, FMC shall offer BioProgress or its Contract Manufacturer the first opportunity to carry out such repairs and the cost of such repairs shall be borne by BioProgress. FMC shall not be entitled to procure spare parts proprietary to BioProgress or covered by NRobe™ intellectual property rights from any person other than BioProgress or the Contract Manufacturer of the subject Equipment without the express prior written consent of BioProgress. The warranty provided under Article 11 of this Agreement shall not apply to the extent that, in the reasonable opinion of BioProgress, any defect in the Equipment is due to technical support or service provided, or spare parts supplied, by an unauthorized third party.

7.2 BioProgress shall not receive any compensation from FMC for any spare parts or service provided by a party other than BioProgress but FMC acknowledges that BioProgress shall be entitled to charge its Contract Manufacturer a royalty on spare parts and technical support provided by such Contract Manufacturer.

Article Eight - Excuses for Non-Performance

8.1 Neither party shall be held liable or responsible to the other party for failure or delay in fulfilling any obligation of this Agreement or of any orders placed or any acknowledgement sent in accordance with this Agreement, if such delay or failure is caused by actions or events which are beyond the reasonable control of the affected party, the effect of which is to prevent or interfere with that party’s performance hereunder, including, without limitation, (i) any Act of God or public enemy, fire, explosion, accident, embargo or any other circumstances of like or different character commonly referred to as force majeure; or (ii) interruption of or delay in transportation or shortage or failure of supply of materials or equipment, breakdowns, labor strife from whatever cause arising; or (iii) compliance by either party hereto with any order, action, directive or request of any governmental official, department, agency or authority.

8.2 If either party hereto is rendered unable, wholly or in part, by any of the conditions described in Article 8.1 above to carry out any of its duties or obligations under this Agreement, other than accrued obligations to make cash payments, such party shall forthwith give written notice thereof to the other party, such notice to briefly describe the cause of such inability; and in the event that the party giving such notice is unable to perform, shall, to the extent caused by those reasons, be excused and such duties and obligations and the corresponding duties and obligations of the other party shall be adjusted accordingly. The party giving the notice pursuant to the foregoing provision shall be obligated to use all reasonable diligence to remove the cause.

Article Nine - Assignment

This Agreement may not be assigned to a third party by either party without the prior written consent of the other party, provided however, that FMC may freely assign the N Robe™ Agreements, or delegate performance under any of the NRobe™ Agreements to: any FMC subsidiary for so long, only, as such subsidiary remains a Subsidiary of FMC in which case FMC shall, nonetheless, remain liable to BioProgress for any acts or omissions of such Subsidiary in relation to the NRobe™ Agreements so assigned or delegated, and for the purposes of this Agreement “Subsidiary” shall mean a corporation or other entity, a majority of the Voting Shares of which is at the time owned, directly or indirectly, by a party to this Agreement or by one or more other Subsidiaries, or by a party to this Agreement and one or more other Subsidiaries, and “Voting Shares” shall mean stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation or other entity (irrespective of whether or not at the time stock or other securities of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

Article Ten - Waiver

Either party’s waiver of any breach, or failure to enforce any of the terms and conditions of this Agreement, at any time, shall not in any way affect, limit or waive such party’s right thereafter to enforce and compel strict compliance with every term and condition of this Agreement.

Article Eleven - Warranty

11.1 BioProgress shall perform its services with care, skill and diligence, using that degree of skill and care ordinarily exercised and consistent with generally accepted practices. BioProgress shall be responsible for the professional quality, technical accuracy, completeness, and coordination of all reports, designs, drawings, plans, information, specifications, and other items and services to the extent furnished by BioProgress under this Agreement but shall be responsible for the production of joint development work only as set out in Article 1.1.

11.2 BioProgress warrants that all goods, articles, material and work will conform with the Specifications, and that Equipment supplied hereunder shall at the time of delivery and for the period of one (1) year or 2000 hours of operation thereafter (whichever is less) (the “Warranty Period”) be free from defects in materials or workmanship.

11.3 BioProgress shall replace, repair or make good without cost to FMC any defects or faults arising within the Warranty Period, resulting from imperfect or defective work or materials furnished by BioProgress provided that such defects or faults are reported to BioProgress in writing within thirty (30) days of the date of discovery of such defect and BioProgress (and, where appropriate, the Contract Manufacturer) are provided access to inspect the Equipment concerned. Acceptance or use of goods by FMC shall not constitute a waiver of any claim under this warranty. After the expiration of the Warranty Period BioProgress will cooperate reasonably and in good faith with FMC, but at FMC’s sole cost, in addressing claims by customers related to alleged defects or failure to meet Specifications.

11.4 The warranties set out above shall not apply to:

(a)	any defect caused other than by faulty materials or workmanship or caused by an accident, misuse, negligence, lack of reasonable maintenance, incorrect fitting, storage or alteration;

(b)	any part or accessory which is not supplied by BioProgress or an approved Contract Manufacturer;

(c)	any high wear or consumable parts or materials replaced as part of normal maintenance. The parties agree to develop a list of such high wear or consumable parts as part of the Design Review Process and to add such list to this Agreement as Annex F

11.5 Upon receipt of a claim report from FMC during the Warranty Period, BioProgress shall promptly, and without undue delay, notify FMC’s representative of its plans to effect repair of the Equipment.

11.6 In respect of any claim by an unaffiliated third party (“Third Party Claim”) relating to Equipment supplied by BioProgress to FMC, BioProgress shall indemnify, defend and hold FMC harmless from and against any and all claims, demands, losses, liabilities, damages, costs and expenses (including the cost of settlement, reasonable legal and accounting fees and any other expenses for investigating or defending any actions or threatened actions) directly arising out of or directly resulting from any such Third Party Claim involving death or bodily injury actually or allegedly arising out of or resulting from the use of the Equipment, where such use of the Equipment was in accordance with its intended use. The Parties agree that the provisions of Clause 8.5 of the Master License Agreement shall be incorporated herein.

11.7 SAVE AS PROVIDED IN CLAUSE 11.6, BIOPROGRESS SHALL ON NO ACCOUNT BE LIABLE TO FMC FOR INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT OR FOR LOST PROFITS ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT REGARDLESS OF ANY NOTICE OF SUCH DAMAGES.

11.8 During the term of this Agreement and for one (1) year thereafter, BioProgress shall maintain product liability insurance in respect of Equipment delivered hereunder with minimum limits of the sterling equivalent of $1,000,000 (One Million Dollars) per occurrence and $20,000,000 (Twenty Million Dollars) in the aggregate with an insurance company registered in the United Kingdom and being a member of the British Insurers Association. BioProgress shall provide FMC with a copy of the certificate of such insurance and evidence of the payment of premiums therefore promptly upon request.

Article Twelve - Patent Infringement Warranty

Save where and to the extent that the Equipment has been modified at the request and in accordance with the instructions of FMC, BioProgress warrants that none of the Equipment, the use thereof or any of the applications, processes or designs employed in the manufacture thereof infringes the valid claims of any letter patent, patent application, copyright, trade secret or any other property right of any third party.

Article Thirteen - Risk and Title

13.1 Unless otherwise mutually agreed in writing, all Equipment shall be sold to FMC on Ex Works (Incoterms 2000) basis, with risk in each item of Equipment therefore passing to FMC on delivery of the Equipment to the carrier designated by FMC. While BioProgress shall carry out the installation and commissioning of the Equipment, risk shall remain with FMC, and BioProgress shall not be responsible for any loss of or damage to the Equipment unless and to the extent caused by any negligent act or omission of BioProgress, its Contract Manufacturer or their servants or agents.

13.2 In the event that there is a partial or total loss of the Equipment to be supplied (including a total write off for insurance purposes) prior to risk passing, BioProgress shall (unless FMC shall have elected to exercise the right to cancel the contract by reason of delay) use all reasonable endeavours to replace the lost or damaged items without delay at its own expense and shall apply to proceeds of any insurance for such purposes. Where FMC shall have elected to cancel the order, BioProgress shall procure that the proceeds of any applicable insurance shall be paid to FMC to the extent of any and all sums previously paid to BioProgress by FMC in respect of the order concerned.

13.3 Notwithstanding delivery, title to the Equipment shall not pass to FMC until FMC has certified acceptance pursuant to Article 3.4.

Article Fourteen - Late Delivery

The Parties recognize that the initial items of NRobe™ Equipment up to and including the fifth full sized machine to be delivered hereunder will be the subject of continuing development work and that, while BioProgress will seek to deliver such Equipment so far as is practicable in accordance with any agreed delivery schedule, such delivery schedule cannot be guaranteed and FMC shall have no claim against BioProgress by reason of any failure to adhere thereto.

With effect from the sixth full scale machine to be delivered hereunder, where any item of Equipment is not made available for delivery within five (5) weeks following the agreed delivery date, then BioProgress will allow FMC a rebate of ** percent ( ** ) of the purchase price of such item of Equipment (less VAT and any installation or commissioning element) for each additional week or part of a week following the end of such five (5) week period during which such item of Equipment remains not available for delivery up to a maximum rebate of ** percent ( ** ) of such purchase price.

Article Fifteen-Accounting Records

For such time as the price of Equipment hereunder is on a cost plus basis only (and not, for the avoidance of doubt, during any period where machines are sold on the basis of a fixed price whether or not adjusted in accordance with Annex E(iii)) BioProgress will keep and will procure that its Contract Manufacturer will keep records showing cost of production of Equipment sold to FMC under this Agreement, such records to be in sufficient detail to enable the production costs to be accurately determined in accordance with the Contract Manufacturer’s standard accounting practices. BioProgress will permit and will procure that the Contract Manufacturer will permit their respective books and records to be examined once a year for the preceding year during regular office hours to the extent necessary to verify the cost of production as used to determine the price of Equipment supplied herunder as a cost plus basis, such examination to be made at the expense of FMC by an independent auditor appointed by FMC who shall report to FMC only the amount of the cost of production of Equipment sold on a cost plus basis during the period under examination. Any such examination must be made within sixty (60) days following the end of any calendar year. If any examination reveals that FMC has been charged more than the cost of production of the Equipment supplied plus 15% for the period being examined, the auditor shall promptly notify both BioProgress and FMC of the perceived discrepancy together with the auditor’s detailing of the asserted discrepancy. At the request of either party, any such discrepancy perceived in the auditor’s report shall be the subject of a prompt meeting between BioProgress and FMC in accordance with the Framework Agreement at which meeting the parties shall discuss the purported discrepancy and attempt to resolve any dispute concerning it. If any examination reveals that FMC overpaid sums due to BioProgress under this Agreement as to costs being examined by more than the greater of (i) $ ** and (ii) ** percent ( ** ) of the cost amount that was the basis for such original payment, then BioProgress shall pay the cost of the auditor’s examination of the books and records. If BioProgress and FMC shall be unable to resolve the dispute, then at the request of either party it shall be deemed a dispute subject to the provisions of Article Seven of the Framework Agreement. FMC agrees to hold strictly confidential all information concerning costs of production and all information learned in the course of any audit hereunder, except when it is necessary for FMC to enforce its rights under this Agreement. If FMC chooses not to audit during the required time period for any year, or if it audits and does not object to any report within sixty (60) days of the date the report is delivered, the report shall be deemed final, binding and conclusive and not subject to any further review or adjustment for any reason whatsoever.

Article Sixteen - Notices

All notices required or permitted to be given under this Agreement shall be in writing and shall be sent by courier, registered or certified mail and also by telecopier and shall be deemed to have been given upon mailing and telecopier transmission. Any such notices shall be addressed to the receiving party at such party’s address set forth above, or at such other address as may from time to time be furnished by similar notice by either party.

Article Seventeen - General Terms

17.1 The validity, interpretation and performance of this Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, U.S.A., without regard to conflict of law principles.

17.2 This document is executed in the English language and constitutes the full understanding of the parties, and a complete and exclusive statement of the terms of their agreement. This Agreement, together with the Framework Agreement, the Film Supply Agreement and the Master License Agreement supersedes any and all prior and/or existing agreements and courses of dealings between the parties and all such prior and/or existing agreements and courses of dealings are hereby terminated by mutual consent of the parties.

17.3 The Agreement may be amended by agreement of the parties, provided however, that no terms, conditions, understanding or agreement purporting to modify or vary the terms of this Agreement shall be binding unless hereafter made in writing and signed by the duly authorized representatives of each party and no modification shall be effected by the acknowledgement or acceptance of purchase order or shipping instruction forms containing terms and conditions at variance with or in addition to those set forth herein.

17.4 The unenforceability or invalidity of any provisions of this Agreement shall not affect the enforceability or validity of the balance of this Agreement.

17.5 Each party hereto is an independent contractor and it not an agent, employee, or legal representative of the other and persons engaged by each of them shall not be employees, legal representatives or agents of the other party. Other than as specifically set forth in this Agreement, neither party is authorized to do business in the other party’s name or to obligate the other party in any way.

17.6 The terms of the generally applicable Framework Agreement entered into between FMC and BioProgress shall apply to performance and activities under this Agreement.

17.7 Save where otherwise expressly agreed, the price quoted for any Equipment shall be exclusive of any tax, duty or other governmental charges arising as a result of the export, importation, sale, or use of the NRobe™ Equipment.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year written above.

FMC CORPORATION		BIOPROGRESS PLC

By:	/s/ Theodore H. Butz	By:	/s/ Graham Hind

Name:	Theodore H. Butz	Name:	Graham Hind

Date:	February 3, 2004	Date:	February 3, 2004

Annex A

Baseline Equipment Specifications

There are two stages to establishing machine specifications 1) initial machine and dose form design specifications for the 1/10th machine and 2) the subsequent design requirements needed to meet customer requirements for full production scale machines.

During the design of the 1/10th machine, FMC would provide design input for the 1/10th machine User Requirement Specification (URS) that would include but not limited to the following three areas.

•	Productivity:

•	Modular design (separate film, fill, compaction, plc stations)

•	High output: 5,000 dose/hour for 1/10th machine

•	Consistent output per hour

•	Rapid changeover (film, fill, etc)

•	Easy clean (polished stainless steel, dust removal, sealed bearings, sealed plc, etc.)

•	Smallest dimensions possible ( i.e. size of unit)

•	Minimal change parts

•	All product contact parts traceable, fit for purpose and certified as required by F.D.A e.g. where possible/practible contact parts in 316L stainless steel
•	Operation:

•	Easy to use software system for programming temperatures, pressures, weights, etc.

•	Touch screen plc

•	Secure User levels, password protected

•	Batch programmable operation

•	Fault diagnostics

•	Independent of human intervention except for loading of input materials

•	Recipe Driven Option

•	Varying Extent of Automation i.e modular design so that customers can add on increasingly complex process automation

•	All pneumatic and electrical drawings supplied

•	Control:

•	Alarms indicating warning and action limits, which can be set as required by operator

•	Programmable settings where appropriate (with suitable ranges and limits) for; fill weight, tamping force, film temperature, vacuum?, etc.

•	High sensitivity and reliability, with feedback control of all critical parameters at a level appropriate for control parameter

•	Safety interlocks and emergency shutoff

•	All critical process parameters measured using instrumentation calibrated to appropriate standards. Calibration certificates available

•	Detailed documentation database, export capable, compliance to FDA documentation regs, GMP compliant. Software validated and in accordance with requirements of CFR 21 Part 11

•	User requirements for the final dosage form performance criteria would include but not be limited to

•	Must be capable to enrobing pharmaceutical formulations in the form of powders, pellets and granules

•	Feed mechanism for film is flexible i.e machine capable of running with films which support themselves during forming and advance through the machine supplied as rolls

•	Machine design does not negatively impact dosage form performance e.g. due to process temp have a retardation of disintegration/dissolution

•	Fill mechanism adaptable depending on whether powders, pellets or granules within limits of the dosator function are being filled to specific weight limits within + or – 5% of individual weight requirements

•	Force limits can be varied within specified range to appropriate accuracy.

•	Seal integrity assured by control of process variables.

•	Disintegration and dissolution performance comparable to industry standards

•	Capable of running different film formulations at similar speeds without need to redesign machine to accommodate minor changes for example adequate control of roller temperature via chilled water supply or heating method to enable different temp of operation for different films

•	General Notes

•	These are initial specifications that we believe are needed to design the machine and dosage form. As the 1/10th design process evolves, FMC requires the flexibility to change the machine design in order to clarify the specifications so they will be representative of a final machine. This would be done during the design cooperation protocol process

•	FMC would then sign off on the 1/10th size specifications. This would be the starting point for the URS for the full-scale machine.

Final Equipment Specifications

A full scale machine URS will be completed by the team and will be consistent with the above as well as reflect the experience of the parties, market expectations and design refinement and would include

•	A specified dose form per hour

•	Weighting checking

•	Software

•	Clean in Place options

•	Fill mechanism adaptable to powder, pellets and granules

General Notes

•	Full scale production machine specifications will be finalized upon after the production of the first five machines to allow for debugging the machines in a commercial environment

•	Changes made after this point would then be made as per section 1.5 in the equipment supply contract

Annex B

Design Cooperation Protocol

•	During the design period, technical meetings will be regularly held with FMC, Contract Manufacturer and BioProgress to assess progress in design and manufacture of equipment. Such meetings shall, among other things, discuss design of equipment from a customer perspective and reach decisions around design and manufacturing path forward to be done to work toward the required specifications

•	Design project plan shall be completed by the design cooperation team within 30 days of signing the contract for the 1/10th scale machine so timelines and milestones can be established

•	Milestones should be established to evaluate three stages of the 1/10th machine and full size machine for

•	dose form design

•	cGMP design

•	beta site design

•	Milestone achievement is documented through appropriate testing

•	FMC will provide a URS for the full-scale machine and then milestones and project plans will be created.

•	Meetings will be held to update team on machine design and production progress via reporting against the milestones and project plans created

•	Annually this team should present an overview to the Liaison team as defined by the Framework agreement

Annex C

Delivery Schedule

Estimated delivery of first operational 1/10th scale machine will be June 2004. Final specs will be agreed by September 2004 and machine adjustment will be made by no later than November 2004. (To be agreed as soon as practicable following signature)

Lead times will then be established by FMC and BioProgress to build subsequent 1/10th scale machines and lead times to deliver and install the machines

Learnings from the design of 1/10th machine will then be applied to the full-scale machine and the estimated delivery of full-scale machines will work from milestones and timelines set in Annex B. Initial estimates are the full-scale machine design and operating machine can be completed seven months after the completion of the 1/10th machine.

The full- scale machine specifications will then be finalized when customers evaluate the first five machines.

Lead times will then be established by FMC and BioProgress to build subsequent full-scale machines and lead times to deliver and install the machines

Equipment Delivery

Initial lab scale machine – Purchase completed upon signing agreements; initially located at Farmasierra.

Initial 1/10th scale machine to be delivered as stated above. Initial deposit of $ ** to be made at time of signing agreements with final payment to be made upon the successful testing of the machine.

One full-scale machine will be ordered and **% deposit paid by 31 December 2004; **% will be paid on the agreement of the specification; **% on the successful factory testing; and the final **% on the successful site test. Should Farmasierra order a full scale machine, BioProgress will credit $ ** USD (US $ ** ) toward the price of the machine and the balance due will be the cost to build the machine less the $ ** USD (US $ ** )

Annex D

Factory Acceptance Test Procedures – to be performed at Contract Manufacturer

•	Machine defined by the URS to test the machine operates with the guidelines

•	Produces a does form of suitable characteristics, including but not limited to

•	Weight uniformity

•	Good seal integrity

•	Dosage form per hour

Site Acceptance Test – to be performed at customer site

•	Testing to reflect the URS as it falls within pharmaceutical tests for

•	Installation Qualification

•	Operational Qualification

•	Includes calibration, software testing and training of operators & engineers

•	Productivity Qualification

•	If needed

Annex E

NRobe™ Equipment Price Formula

i) The price of the first one tenth scale machine and the first full scale machine to be delivered hereunder shall be fixed as set out in Article 6.2.

ii) the price for the second to fifth full size machines delivered hereunder shall be:

a) the actual cost of production of such machines to BioProgress plus

b) the cost to BioProgress of installing and commissioning the machine

(each calculated in accordance with the standard accounting conventions operated by the Contract Manufacturer at the relevant time) plus

c) ** % of the sum of a+b.,

Provided, however, that the cost of production shall exclude any design and development costs, which shall be borne by BioProgress.

iii) With respect to machines from the sixth full-sized machine delivered hereunder onwards, the parties shall annually negotiate in good faith a fixed machine price reflecting a) the price of the machine Ex Works and b)the commissioning and installation element consistent with the principle of actual cost plus a fair return as set forth in Article 6.2 (b), with reference to the following factors:

a) With effect from the first and each subsequent anniversary of the date upon which the fixed price was first agreed, BioProgress shall be entitled to increase each of the two elements of the price on which the fair return is calculated by the rise in the cost to BioProgress of labour and materials included in each such element calculated in accordance with the tables published by the German Institute of Machine Manufacturers up to a maximum of the percentage increase in the German retail prices index over the period concerned. The fair margin percentage shall then be calculated on the new cost basis to set the fixed price for the following year.

b) Productivity savings and economies of scale (based on projected sales to FMC) shall be shared between the parties. Half of FMC’s share of projected productivity gains shall be reflected in the fixed price for the subject year; the remainder of FMC’s share of such productivity gains, if and to the extent actually achieved, shall be rebated to FMC at the end of the year, along with FMC’s share of any further productivity gains achieved as a result of the actual number of machines being produced for FMC being higher than the number projected for the year. For this purpose FMC’s share of productivity gains shall be one-third of the total productivity gains actually achieved related to production of NRobe™ machines.

For the avoidance of doubt, the annual fixed price agreed pursuant to the above framework shall be

a) based on compliance with regulatory requirements as laid down by the EU. Any additional costs required in order to adapt machines to comply with local regulatory requirements, electrical current differences or otherwise for machines to be installed outside the EU shall be payable by FMC

b) subject to any changes agreed pursuant to Article 1(5) and

c) exclusive of any optional items identified as available at extra cost in the Specifications